SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)


                         Energy Conversion Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    292659109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Nobukazu Fukazawa
              General Manager of Accounting Planning Administration
                                    Division
                                   Canon Inc.
                            30-2, Shimomaruko 3-chome
                                     Ohta-ku
                              Tokyo 146-8501, Japan
                        Telephone No.: 011-81-3-3758-2111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (page 1 of 27 pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292659109                     13D                   Page 2 of 27 Pages


1.  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Canon Inc.
                  No I.R.S. identification no. (non-U.S. entity)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
                  OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Japan

--------------------------------------------------------------------------------

 NUMBER OF              7. SOLE VOTING POWER
                                  1,071, 905
  SHARES

BENEFICIALLY            8. SHARED VOTING POWER
                                  0
 OWNED BY

    EACH                 9. SOLE DISPOSITIVE POWER
                                  1,071, 905
 REPORTING
                        10. SHARED DISPOSITIVE POWER
 PERSON WITH                      0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  1,071, 905 shares

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  CO

--------------------------------------------------------------------------------

CUSIP No. 292659109                     13D                   Page 3 of 27 Pages


Item 1.   Security and Issuer

This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Energy Conversion Devices, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1675 West Maple Road, Troy, Michigan 48084.


Item 2.   Identity and Background

This statement is being filed by Canon Inc. ("Canon"), a corporation organized under the laws of Japan. The principal executive offices of Canon are located at 30-2 Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Japan. Canon is a major international integrated manufacturer and marketer of business machines, cameras and optical and other products.

The name, business address and present principal occupation or employment of each executive officer and director of Canon is set forth in Exhibit A hereto. Each of such executive officers and directors is a citizen of Japan.

Neither Canon nor, to the best of Canon's knowledge, any of the individuals listed in Exhibit A has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Canon nor, to the best of Canon's knowledge, any of the individuals listed in Exhibit A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

Canon sold all of its 2,924,558-6/7 shares (the "USSC Shares") of the common stock of United Solar Systems Corp. ("USSC") to the Issuer pursuant to a Stock Purchase Agreement dated as of March 31, 2000 (the "Purchase Agreement") among Canon, the Issuer and USSC. USSC was incorporated and capitalized by Canon and the Issuer pursuant to a Joint Venture Agreement entered into by Canon and the Issuer in 1990. The USSC Shares constituted all of Canon's equity interest in USSC. The closing of the sale of the USSC Shares (the "Closing") took place on April 11, 2000. At the Closing, in consideration for the USSC Shares, (i) the Issuer issued 700,000 shares of Common Stock to Canon, (ii) paid $12,000,000 in cash to Canon and (iii) issued to Canon a $12,000,000 promissory note payable on or before January 1, 2004. Immediately prior to the Closing, Canon owned 371,905 shares of Common Stock, which it had purchased from the Issuer using working capital pursuant to a stock purchase letter agreement dated May 13, 1987.


Item 4.  Purpose of the Transaction

Canon acquired its shares of Common Stock pursuant to the Purchase Agreement for investment purposes in connection with its divestiture of the USSC Shares. Canon does not seek to exercise control over the Issuer through its ownership of Common Stock. An employee of a U.S. subsidiary of Canon serves on the Board of Directors of the Issuer, but there are no agreements or understandings with the Issuer or any of the holders of its Common Stock obligating the Issuer or any holder to continue Canon's representation on the Board. Canon has no present intention of acquiring additional shares of Common Stock. Canon may determine to dispose of all or a portion of its shares of Common Stock at any time (by exercising its rights under the Registration Rights Agreement or otherwise) based on future market conditions and other relevant factors.

CUSIP No. 292659109                     13D                   Page 4 of 27 Pages


Except as disclosed pursuant to Item 6 below, neither Canon nor, to the best of Canon's knowledge, any of the individuals listed in Exhibit A has any plan or proposal which relate to or would result in any of the events or transactions described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

         (a) As of the date of this Statement, Canon beneficially owns 1,071,905 shares of Common Stock, constituting approximately 7.4% of the outstanding shares of Common Stock, based on information provided by the Issuer on April 11, 2000. To the best of Canon's knowledge, none of the individuals listed in Exhibit A beneficially own any shares of Common Stock.

         (b) Canon has sole power to vote the 1,071,905 shares of Common Stock beneficially owned by it.

         (c) Canon acquired 700,000 shares of Common Stock on April 11, 2000 as disclosed pursuant to Item 3 above. To the best of Canon's knowledge, none of the individuals listed in Exhibit A have effected any transactions in Common Stock during the 60 days preceding the date of this Statement.

         (d) No person other than Canon has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock beneficially owned by Canon.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with Canon dated April 11, 2000 (the "Registration Rights Agreement"), a copy of which is attached as Exhibit B hereto. Under the Registration Rights Agreement, Canon has the right at any time to demand that the Issuer prepare and file with the Securities and Exchange Commission (the "Commission") a "shelf" registration statement for an offering to be made on a continuous basis pursuant to Rule 415 (or any successor rule or similar provision then in effect) under the Securities Act of 1933, as amended (the "Securities Act"). In addition, Canon has "piggyback" registration rights in the event the Issuer files a registration statement under the Securities Act with respect to an offering by the Issuer for its own account or for the account of any of the holders of the Issuer's equity securities of any class, other than
(i) a registration statement on Form S-4 or S-8 (or any substitute form that is adopted by the Commission) or (ii) a registration statement filed in connection with an exchange offer or the offering of securities solely to the Company's existing security holders.

Item 7.  Material to be Filed as Exhibits.

Exhibit A - Information concerning executive officers and directors of Canon (name, business address and present principal occupation or employment of each); and

Exhibit B - Registration Rights Agreement.

CUSIP No. 292659109                     13D                   Page 5 of 27 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2000                  CANON INC.



                                      By:  /s/  Toshizo Tanaka
                                           -------------------------------
                                           Toshizo Tanaka, Managing Director
                                           and Senior General Manager of Finance
                                           & Accounting Headquarters

CUSIP No. 292659109                     13D                   Page 6 of 27 Pages


                                  Exhibit Index

Exhibit A.   Information Concerning Canon's Executive Officers and Directors.
Exhibit B.   Registration Rights Agreement

CUSIP No. 292659109                     13D                   Page 7 of 27 Pages


                                    EXHIBIT A

                         INFORMATION CONCERNING CANON'S
                        EXECUTIVE OFFICERS AND DIRECTORS

-----------------------------------------------------------------------------------------------------------------------------
                       Business in Charge or
      Position             Main  Occupation                   Name                       Business Address
-----------------------------------------------------------------------------------------------------------------------------
President & C.E.O.                                     Fujio Mitarai          30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
                                                                              146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
Senior Managing                                                               30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Chief of OEM business           Takashi Kitamura       146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Chief of Technology &
                       Product Development, Group
                       Executive of Technology
                       Management  Headquarters,
                       Group Executive of Display
                       Development Headquarters,
                       Group Executive of Platform
Senior Managing        Technology Development                                 30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Ichiro Endo            146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Chief of Human Resources
                       Management, General
                       Affairs & Marketing; Group
                       Executive of Human
                       Resources Management &
Senior Managing        Organization                                           30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Yukio Yamashita        146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Chief of Printing
                       Technologies, Group
                       Executive of Internet
Managing               Business Development                                   30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Takashi Saito          146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Senior General Manager
Managing               of Finance & Accounting                                30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Toshizo Tanaka         146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of
Managing               Production Management                                  30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Yusuke Emura           146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 292659109                     13D                   Page 8 of 27 Pages


-----------------------------------------------------------------------------------------------------------------------------
                       Business in Charge or
      Position             Main  Occupation                   Name                       Business Address
-----------------------------------------------------------------------------------------------------------------------------
Managing               President of Canon                                     One Canon Plaza, Lake Success, NY 11042,
Director               U.S.A., Inc.                    Kinya Uchida           U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                       Chief Executive of                                     20-2, Kiyohara-Kogyodanchi,
Managing               Optical Products                Akira Tajima           Utsunomiya-shi, Tochigi 321-3292, Japan
Director               Operations
-----------------------------------------------------------------------------------------------------------------------------
                       President of Canon Sales                               11-28, Mita 3-chome, Minato-ku, Tokyo
Director               Co., Inc.                       Haruo Murase           108-8011, Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Executive V.P. & C.T.O. of                             One Canon Plaza, Lake Success, NY 11042,
Director               Canon U.S.A., Inc.              Toru Takahashi         U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of
                       Corporate Intellectual
                       Property and Legal                                     30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Nobuyoshi Tanaka       146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Managing Director of Canon
                       Singapore Pte. Ltd.,
                       Chairman & Managing
                       Director of Canon Hongkong                             9/F, The Hong Kong Club Building,    3A
Director               Co., Ltd.                       Kohtaro Miyagi         Chater Road, Central, Hong Kong
-----------------------------------------------------------------------------------------------------------------------------
                       Chief Executive of Camera                              30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Operations                      Tsuneji Uchida         146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Chief Executive of
                       Peripheral Products                                    30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Operations                      Junji Ichikawa         146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of New                                 30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Business Headquarters           Muneo Adachi           146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       President of Canon                                     Bovenkerkerweg 59-61 1185 XB Amstelveen,
Director               Europa N.V.                     Hajime Tsuruoka        The Netherlands
-----------------------------------------------------------------------------------------------------------------------------
                       Chief Executive of
                       Chemical Products                                      30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Operations                      Teruomi Takahashi      146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of Core
                       Technology Development                                 30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Headquarters                    Hironori Yamamoto      146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of General                             30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Affairs Headquarters            Akiyoshi Moroe         146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 292659109                     13D                   Page 9 of 27 Pages


-----------------------------------------------------------------------------------------------------------------------------
                       Business in Charge or
      Position             Main  Occupation                   Name                       Business Address
-----------------------------------------------------------------------------------------------------------------------------
                       Group Executive of
                       Corporate Strategy &                                   30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Development Headquarters        Kunio Watanabe         146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------
                       Chief Executive of Office                              30-2 Shimomaruko, 3-chome, Ohta-ku, Tokyo
Director               Imaging Products Operations     Ikuo Soma              146-8501 Japan
-----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 292659109                     13D                  Page 10 of 27 Pages


                                    EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT


         REGISTRATION RIGHTS AGREEMENT dated as of April 11, 2000 (this "Agreement") between CANON INC. ("Canon"), a corporation organized and existing under the laws of Japan with its principal office at 30-2 Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Japan, and ENERGY CONVERSION DEVICES, INC. ("ECD"), a Delaware corporation with its principal office at 1675 West Maple Road, Troy, Michigan 48084, U.S.A.


                              W I T N E S S E T H:

         WHEREAS, the parties hereto are parties, together with United Solar Systems Corp. ("United Solar"), to a Stock Purchase Agreement dated as of March 31, 2000 (as the same may be amended from time to time, the "Stock Purchase Agreement"), pursuant to which, inter alia, Canon agreed to sell and ECD agreed to purchase the capital stock of United Solar held by Canon;

         WHEREAS, the purchase price for the aforesaid purchases of capital stock of United Solar consists, in part, of 700,000 shares (the "Issued Shares") of the Common Stock, par value $0.01 per share, of ECD ("Common Stock") being issued to Canon as of the date hereof; and

         WHEREAS, ECD desires to grant to Canon the rights set forth in this Agreement, the execution and delivery of which by ECD is a condition to the consummation of the transactions contemplated by the Stock Purchase Agreement.

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

                  Section 1.        Definitions.

         As used in this Agreement, the terms defined in the premises hereof shall have the respective meanings specified therefor therein, and the following terms shall have the respective meanings specified therefor:

                  "Advice" has the meaning set forth in Section 4 hereof.

                  "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person.

                  "Business Day" means any day other than a day on which banks are authorized or required by law to be closed in the State of New York.

CUSIP No. 292659109                     13D                  Page 11 of 27 Pages


                  "Commission" means the U.S. Securities and Exchange
         Commission.

                  "Controlling Persons" has the meaning set forth in Section 6(a) hereof.

                  "Damages" has the meaning set forth in Section 6(a) hereof.

                  "ECD" has the meaning set forth in the preamble and shall include ECD's successors by merger, acquisition, reorganization or otherwise.

                  "ECD Securities" means the Issued Shares, all securities into which any ECD Securities may be converted or exchanged upon any recapitalization or reorganization of ECD, and all other shares of Common Stock or other securities of ECD directly or indirectly issued or issuable in respect of any ECD Securities by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute, and the rules and regulations of the Commission promulgated thereunder.

                  "Holder" means (i) Canon and (ii) each Person (other than ECD and its Affiliates) to whom a Holder transfers ECD Securities if such Person acquires such ECD Securities as Registrable Securities.

                  "Holders' Counsel" means such U.S. counsel as is selected from time to time by Holders of a majority in interest of the Registrable Securities.

                  "Inspectors" has the meaning set forth in Section 4(l) hereof.

                  "NASD" has the meaning set forth in Section 4(p) hereof.

                  "Nasdaq" has the meaning set forth in Section 4(n) hereof.

                  "Objection Notice" has the meaning set forth in Section 4(a) hereof.

                  "Objecting Party" has the meaning set forth in Section 4(a) hereof.

                  "Person" shall mean any natural person or any corporation, partnership, limited liability company or other entity.

                  "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule

CUSIP No. 292659109                     13D                  Page 12 of 27 Pages


         430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

                  "Records" has the meaning set forth in Section 4(l) hereof.

                  "Registrable Securities" means the ECD Securities; provided, that any ECD Securities shall cease to be Registrable Securities when
         (i) a Registration Statement covering such Registrable Securities has been declared effective and such Registrable Securities have been disposed of by the holder thereof pursuant to such effective Registration Statement, (ii) such Registrable Securities are transferred by the holder thereof to any Person other than a Holder pursuant to Rule 144 (or any successor rule or similar provision then in effect, but not Rule 144A) under the Securities Act, including a sale pursuant to the provisions of Rule 144(k), or (iii) such ECD Securities shall have ceased to be outstanding.

                  "Registration Expenses" has the meaning set forth in Section 5 hereof.

                  "Registration Statement" means any registration statement of ECD that covers any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements thereto, including post-effective amendments, in each case including the Prospectus, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

                  "Required Filing Date" has the meaning set forth in Section 2(a)(i) hereof.

                  "Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor statute, and the rules and regulations of the Commission promulgated thereunder.

                  "Shelf Registration Statement" has the meaning set forth in
         Section 2(a)(i) hereof.

                  "Suspension Notice" has the meaning set forth in Section 4 hereof.

                  "Suspension Period" has the meaning set forth in Section 4 hereof.

                  "Target Effective Date" means the date 30 days after the earlier of (i) the Required Filing Date or (ii) the date on which the Shelf Registration Statement is actually filed with the Commission pursuant to Section 2(a)(i) hereof.

                  "Target Effective Period" means the period of time between the date on which a Shelf Registration Statement is actually declared effective and the later to occur of (i) the date which is 24 months following the date hereof, and (ii) the date which is three months

CUSIP No. 292659109                     13D                  Page 13 of 27 Pages


         after the date on which each Holder has ceased to be an Affiliate of ECD, provided that ECD first provides each Holder with an opinion of counsel to such effect.

                  "Target Filing Date" has the meaning set forth in Section
         3(a).

                  Section 2.        Shelf Registrations.

                  (a) Filing; Effectiveness. As soon as practicable but not later than the thirtieth (30th) day (the "Required Filing Date") after written notice to such effect given by Canon to ECD, ECD shall prepare and file with the Commission a "shelf" registration statement on the appropriate form for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor rule or similar provision then in effect) (the "Shelf Registration Statement") covering all of the Registrable Securities then issued and outstanding. ECD shall use its best efforts to have the Shelf Registration Statement declared effective on or before the Target Effective Date and to keep the Shelf Registration Statement continuously effective for the Target Effective Period. Any Holder of Registrable Securities shall be permitted to withdraw all or any part of the Registrable Securities held by it from the Shelf Registration Statement at any time prior to the effective date of the Shelf Registration Statement.

                  (b) Supplements; Amendments. ECD agrees, if necessary, to supplement or amend the Shelf Registration Statement, as required by the rules, regulations or instructions applicable to the registration form used by ECD for the Shelf Registration Statement or by the Securities Act or as requested (which request shall result in the filing of a supplement or amendment) by any Holder of Registrable Securities to which the Shelf Registration Statement relates, and ECD agrees to furnish to the Holders, Holders' Counsel and any managing underwriter copies of any such supplement or amendment prior to its being used and/or filed with the Commission.

                  (c) Effective Registration. A registration will not be deemed to have been effected as the Shelf Registration Statement unless and until the same has been declared effective by the Commission and ECD has complied in all material respects with its obligations under this Agreement with respect thereto; provided, that if after the Shelf Registration Statement has been declared effective, the offering of Registrable Securities pursuant to the Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the Commission or any other governmental agency or court, the Shelf Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Securities pursuant to the Shelf Registration Statement may legally resume. If a registration requested pursuant to this Section 2 is deemed not to have been effected, then ECD shall continue to be obligated to effect a registration pursuant to this Section 2.

                  (d) Selection of Underwriter. If the Holders so elect, the offering of Registrable Securities pursuant to the Shelf Registration Statement shall be in the form of an underwritten offering. If they so elect, the Holders participating in the Shelf Registration Statement shall select one or more nationally recognized firms of investment bankers to act as the book-running managing

CUSIP No. 292659109                     13D                  Page 14 of 27 Pages


underwriter or underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering; provided, that such selection shall be subject to the consent of ECD, which consent shall not be unreasonably withheld.

                  (e) Inclusion of ECD Securities other than Registrable Securities. No shares of Common Stock or other ECD securities to be sold for the account of any Person (including ECD) other than a Holder shall be included in the Shelf Registration Statement unless (i) such offering is underwritten by one or more nationally recognized firms of investment bankers and (ii) the managing underwriter or underwriters shall advise ECD and Canon in writing that the inclusion of such ECD securities will not materially and adversely affect the price at which the Registrable Securities included in the Shelf Registration Statement may be sold or the success of the offering.

                  (f) Deferral of Filing. ECD may defer the filing (but not the preparation) of the Shelf Registration Statement until a date not later than thirty (30) days after the Required Filing Date if at the time ECD receives the notice from Canon pursuant to Section 2(a) hereof, ECD is engaged in confidential negotiations or other confidential business activities, disclosure of which would be required in the Shelf Registration Statement (but would not be required if the Shelf Registration Statement were not filed), and the Board of Directors of ECD determines in good faith that such disclosure would be materially detrimental to ECD or would have a material adverse effect on any such confidential negotiations or other confidential business activities. A deferral of the filing of the Shelf Registration Statement pursuant to this
Section 2(f) shall be lifted, and the Shelf Registration Statement shall be filed forthwith, if the negotiations or other activities are disclosed or terminated. In order to defer the filing of the Shelf Registration Statement pursuant to this Section 2(f), ECD shall promptly (but in any event within 10 days), upon determining to seek such deferral, deliver to each Holder a certificate signed by an executive officer of ECD stating that ECD is deferring such filing pursuant to this Section 2(f) and an approximation of the anticipated delay. ECD may defer the filing of the Shelf Registration Statement pursuant to this Section 2(f) only once.

                  Section 3.        Piggy-Back Registration.

                  (a) Request for Registration. Each time the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any of its securityholders of any class of equity security (other than (i) a registration statement on Form S-4 or S-8 (or any substitute form that is adopted by the Commission) or (ii) a registration statement filed in connection with an exchange offer or the offering of securities solely to the Company's existing securityholders), then the Company shall give written notice of such proposed filing to each Holder of Registrable Securities as soon as practicable (but in no event less than 30 days before the anticipated filing date), and such notice shall offer such Holder the opportunity to register such number of shares of Registrable Securities as each such Holder may request (which request must be made in writing and shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof) (a "Piggy-Back Registration"). The Company shall permit, or, if the offering relating to a Piggy-Back Registration is an underwritten offering, shall use its best efforts to cause

CUSIP No. 292659109                     13D                  Page 15 of 27 Pages


the managing underwriter or underwriters of such proposed underwritten offering to permit, the Registrable Securities requested to be included in such Piggy-Back Registration to be included on the same terms and conditions as any similar securities of the Company or any other securityholder included therein and shall permit, or use its best efforts to cause such managing underwriter or underwriters to permit, the sale or other disposition of such Registrable Securities in accordance with such Holder's intended method of distribution thereof. Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this
Section 3 by giving written notice to the Company of such withdrawal. The Company may withdraw a Piggy-Back Registration at any time prior to the time it becomes effective, provided that the Company shall give immediate notice of such withdrawal to the Holders who requested Registrable Securities to be included in such Piggy-Back Registration and shall reimburse such Holders for all reasonable out-of-pocket expenses (including counsel fees and expenses) incurred prior to such withdrawal.

                  (b) Reduction of Offering. If the managing underwriter or underwriters of any Piggy-Back Registration which is an underwritten offering have informed, in writing, the Holders requesting inclusion of Registrable Securities in such offering that it is their opinion that the total number of shares which the Company, Holders of Registrable Securities and any other Persons participating in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then the number of shares to be offered for the account of all Persons (other than the Holders) participating in such Piggy-Back Registration shall be reduced or limited (to zero if necessary) pro rata in proportion to the respective number of shares requested to be included in such offering by such Persons to the extent necessary to reduce the total number of shares requested to be included in such offering to the number of shares, if any, recommended by such managing underwriter or underwriters.

                      Although the specific Securities disposed of pursuant to a Piggy-Back Registration will cease to be Registrable Securities, the mere registration of Registrable Securities under this Section 3 shall not relieve the Company of its obligation to effect or maintain a Shelf Registration Statement pursuant to Section 2 hereof. No failure by the Holders to elect a Piggy-Back Registration under this Section 3 or to complete the sale of Registrable Securities pursuant to the registration statement effected in connection therewith, and no withdrawal of Registrable Securities from a Piggy-Back Registration, shall relieve the Company of any other obligation under this Agreement, including without limitation, the Company's obligations under Sections 5 and 6 hereof.

                  Section 4.        Registration Procedures.

                  In connection with the obligations of ECD to effect or cause the registration of any Registrable Securities pursuant to the terms and conditions of this Agreement, ECD shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable, and in connection therewith:

                  (a) ECD shall prepare and file with the Commission a Registration Statement on

CUSIP No. 292659109                     13D                  Page 16 of 27 Pages


         the appropriate form under the Securities Act, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, and use its best efforts to cause such Registration Statement to become effective and remain effective in accordance with the provisions of this Agreement; provided, that, at least ten (10) Business Days prior to filing a Registration Statement or Prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the Registration Statement, ECD shall furnish to the Holders of the Registrable Securities covered by such Registration Statement, Holders' Counsel and the underwriters, if any, draft copies of all such documents proposed to be filed, which documents will be subject to the review of Holders' Counsel and the underwriters, if any, and ECD will not, unless required by law or this Agreement, file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which Holders holding a majority in interest of the Registrable Securities covered by such Registration Statement or the underwriters with respect to such Securities, if any, shall object; provided, that any such objection to the filing of any Registration Statement or amendment thereto or any Prospectus or supplement thereto shall be made by written notice (the "Objection Notice") delivered to ECD no later than ten Business Days after the party or parties asserting such objection (the "Objecting Party") receives draft copies of the documents that ECD proposes to file. The Objection Notice shall set forth the objections and the specific areas in the draft documents where such objections arise. ECD shall have five (5) Business Days after receipt of the Objection Notice to correct such deficiencies to the satisfaction of the Objecting Party, and will notify each Holder of any stop order issued or threatened by the Commission in connection therewith and shall use its best efforts to prevent the entry of such stop order or, if entered, to have such stop order withdrawn at the earliest possible moment.

                  (b) ECD shall promptly prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for as long as ECD is required to keep such Registration Statement effective pursuant to the terms hereof; shall cause the Prospectus to be supplemented by any required Prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and shall comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or amendment thereto or such Prospectus or supplement thereto;

                  (c) ECD shall promptly furnish to any Holder and the underwriters, if any, without charge, such number of conformed copies of such Registration Statement and any post-effective amendment thereto and such number of copies of the Prospectus (including each preliminary Prospectus) and any amendments or supplements thereto, any documents incorporated by reference therein and such other documents as any such Holder or underwriter may request in order to facilitate the public sale or other disposition of the Registrable Securities being sold by such Holder.

CUSIP No. 292659109                     13D                  Page 17 of 27 Pages


                  (d) ECD shall, on or prior to the date on which a Registration Statement is declared effective, (i) use its best efforts to register or qualify the Registrable Securities covered by such Registration Statement under the securities or "blue sky" laws of each of the 50 states of the United States and each other jurisdiction thereof (or such jurisdictions as any Holder, Holders' counsel or underwriter may request) or obtain appropriate exemptions therefrom; (ii) do any and all other acts and things which may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof; (iii) use its best efforts to keep each such state securities or "blue sky" registration or qualification (or exemption therefrom) effective during the period in which ECD is required to keep the Registration Statement effective; and (iv) do any and all other acts or things which may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to complete the disposition in such jurisdictions of such Registrable Securities in accordance with their intended method of distribution thereof; provided, that ECD shall not be required (A) to qualify to do business in any jurisdiction where it would not otherwise be required to so qualify but for this Section 4(d) or (B) to file any general consent to service of process.

                  (e) ECD shall promptly notify each Holder, Holders' Counsel and any underwriter and (if requested by any such Person) confirm such notice in writing, (i) when a Registration Statement or a Prospectus or any post-effective amendment or any Prospectus supplement has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any state securities authority for amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the issuance by any state securities commission or other regulatory authority of any order suspending the registration or qualification or exemption from registration or qualification of any of the Registrable Securities under state securities or "blue sky" laws or the initiation of any proceedings for that purpose, (v) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of ECD contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering of such Registrable Securities cease to be true and correct in all material respects, and (vi) of the happening of any event which makes any statement of a material fact made in a Registration Statement or related Prospectus untrue or which requires the making of any changes in such Registration Statement or Prospectus so that such Registration Statement or Prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and, as promptly as practicable thereafter, prepare and file an amendment to such Registration Statement with the Commission and furnish to the Holders and any

CUSIP No. 292659109                     13D                  Page 18 of 27 Pages


         underwriter a supplement or amendment to such Prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (f) ECD shall make generally available to the Holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than 30 days after the end of the 12-month period beginning with the first day of ECD's first fiscal quarter commencing after the effective date of a Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if ECD timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act.

                  (g) ECD shall promptly use its best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement, and, if any such order suspending the effectiveness of a Registration Statement is issued, shall promptly use its best efforts to obtain the withdrawal of such order at the earliest possible moment.

                  (h) ECD shall, if requested by the managing underwriter or underwriters, if any, Holders' Counsel, or any Holder promptly incorporate in a Prospectus supplement or post-effective amendment such information as such managing underwriter or underwriters or Holder or Holders' Counsel requests to be included therein, including, without limitation, with respect to the Registrable Securities being sold by such Holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and ECD shall promptly make all required filings of such Prospectus supplement or post-effective amendment.

                  (i) ECD shall, as promptly as practicable after the filing with the Commission of any document which is incorporated by reference into a Registration Statement (in the form in which it was incorporated), deliver a copy of each such document to each of the Holders and to Holders' Counsel.

                  (j) ECD shall cooperate with the Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing Registrable Securities sold under a Registration Statement to the purchasers thereof, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such Holders may request and keep available and make available to ECD's transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates.

                  (k) ECD shall enter into such customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as the Holders or the

CUSIP No. 292659109                     13D                  Page 19 of 27 Pages


         underwriters retained by the Holders participating in an underwritten public offering, if any, may request in order to expedite or facilitate the disposition of Registrable Securities (the Holders may, at their option, require that any or all of the representations, warranties and covenants of ECD to or for the benefit of any underwriters also be made to and for the benefit of the Holders).

                  (l) ECD shall promptly make available to each Holder, any underwriter participating in any disposition of Registrable Securities pursuant to a Registration Statement, and any attorney, accountant or other agent or representative retained by any such Holder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of ECD (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause ECD's officers, directors and employees to supply all information requested by any such Inspector in connection with such Registration Statement.

                  (m) ECD shall furnish to each Holder of Registrable Securities included in such offering and to each underwriter, if any, a signed counterpart, addressed to such Holder or underwriter, of (i) an opinion or opinions of counsel to ECD, and (ii) a comfort letter or comfort letters from ECD's independent public accountants, each in customary form and covering matters of the type customarily covered by opinions or comfort letters, as the case may be.

                  (n) ECD shall use its best efforts to cause the Registrable Securities included in a Registration Statement (if ECD and the Registrable Securities so qualify) (i) to be listed on each national securities exchange, if any, on which similar securities issued by ECD are then listed, or (ii) if similar securities of ECD are not then listed, to be authorized for quotation or listing, as applicable, on the New York Stock Exchange or The Nasdaq Stock Market, Inc.'s ("Nasdaq") National Market or Small-Cap Market.

                  (o) ECD shall provide a CUSIP number for all Registrable Securities covered by a Registration Statement not later than the effective date of such Registration Statement.

                  (p) ECD shall cooperate with each Holder and each underwriter participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. ("NASD").

                  (q) ECD shall, during the period when the Prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

                  (r) ECD shall appoint or maintain a transfer agent and registrar for all Registrable Securities covered by a Registration Statement not later than the effective date of such Registration Statement.

CUSIP No. 292659109                     13D                  Page 20 of 27 Pages


                  (s) In connection with an underwritten offering, ECD shall participate, to the extent reasonably requested by the managing underwriter for the offering or the Holders, in customary efforts to sell the securities being offered, including without limitation, participating in "road shows."

                  (t) If the Registrable Securities are of a class of securities that is listed on a national securities exchange, ECD shall file copies of any Prospectus with such exchange in compliance with Rule 153 under the Securities Act so that the Holders shall benefit from the prospectus delivery procedures described therein.

                  In the case of the Shelf Registration Statement, each Holder, upon receipt of any notice (a "Suspension Notice") from ECD of the happening of any event of the kind described in Section 4(e)(vi) hereof, shall forthwith discontinue disposition of the Registrable Securities pursuant to the Shelf Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by
Section 4(e) or until such Holder is advised in writing (the "Advice") by ECD that the use of the Prospectus may be resumed, and such Holder has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by ECD, such Holder will, or will request the managing underwriter or underwriters, if any, to, deliver to ECD (at ECD's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; provided, that ECD shall not give a Suspension Notice until after the Shelf Registration Statement has been declared effective and shall not give more than one Suspension Notice during any period of 12 consecutive months and in no event shall the period from the date on which any Holder receives a Suspension Notice to the date on which any Holder receives either the Advice or copies of the supplemented or amended Prospectus contemplated by Section 4(f) (the "Suspension Period") exceed 30 days. In the event that ECD shall give any Suspension Notice, (i) ECD shall use its best efforts and take such actions as are reasonably necessary to render the Advice and end the Suspension Period as promptly as practicable and (ii) the time periods for which the Shelf Registration Statement is required to be kept effective pursuant to Section 2 hereof shall be extended by the number of days during the Suspension Period.

                  If any Registration Statement refers to any Holder by name or otherwise as the holder of any securities of ECD, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such Holder, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of ECD's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of ECD, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal or state securities or "blue sky" statute and the rules and regulations thereunder then in force, the deletion of the reference to such Holder.

CUSIP No. 292659109                     13D                  Page 21 of 27 Pages


                  Section 5. Registration Expenses. Any and all expenses incident to ECD's performance of or compliance with this Agreement, including without limitation, all Commission and securities exchange, Nasdaq or NASD registration, listing and filing fees, all fees and expenses incurred in connection with compliance with state securities or "blue sky" laws (including reasonable fees and disbursements of counsel for any underwriters or Holder in connection with the state securities or "blue sky" qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of ECD's officers and employees performing legal or accounting duties), all expenses for word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, the fees and expenses incurred in connection with the listing of the Registrable Securities, the fees and disbursements of counsel for ECD and of the independent certified public accountants of ECD (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letter requested pursuant to Section 4(m) hereof, Securities Act liability insurance (if ECD elects to obtain such insurance), the reasonable fees and expenses of any special experts or other Persons retained by ECD in connection with any registration, the reasonable fees and disbursements of Holders' Counsel and any reasonable out-of-pocket expenses of the Holders and their agents, including any reasonable travel costs (but excluding underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities) (all such expenses being herein called "Registration Expenses"), will be borne by ECD whether or not the Registration Statement to which such expenses relate becomes effective.

                  Section 6.        Indemnification and Contribution.

                  (a) Indemnification by ECD. ECD agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder, its partners, officers, directors, trustees, shareholders, employees, agents and investment advisers, and each Person who controls such Holder within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act, or is under common control with, or is controlled by, such Holder, together with the partners, officers, directors, trustees, shareholders, employees, agents and investment advisors of such controlling Person (collectively, the "Controlling Persons"), from and against all losses, claims, damages, liabilities and expenses (including, without limitation, any legal or other fees and expenses incurred by any Holder or any such Controlling Person in connection with defending or investigating any action or claim in respect thereof) (collectively, the "Damages") to which such Holder, its partners, officers, directors, trustees, shareholders, employees, agents and investment advisers, and any such Controlling Person, may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or are caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or arise out of or are based upon any

CUSIP No. 292659109                     13D                  Page 22 of 27 Pages


untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if ECD shall have furnished any amendments or supplements thereto), or are caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that ECD shall not be liable for Damages to any Holder under this Section 6(a) to the extent that any such Damages (i) arise out of or are based upon any such untrue statement or omission which is based upon information relating to such Holder furnished in writing to ECD by such Holder expressly for use in any such Registration Statement (or any amendment thereto) or Prospectus (or amendment or supplement thereto); or (ii) were caused by the fact that such Holder sold Securities to a Person as to whom it shall be established that there was not sent or given, or deemed sent or given pursuant to Rule 153 under the Securities Act, at the time of or prior to the written confirmation of such sale, a copy of the Prospectus as then amended or supplemented if, and only if, (a) ECD has previously furnished copies of such amended or supplemented Prospectus to such Holder and (b) such Damages were caused by any untrue statement or omission or alleged untrue statement or omission contained in the Prospectus so delivered which was corrected in such amended or supplemented Prospectus. In connection with an underwritten offering, ECD will indemnify the underwriters thereof, their officers and directors and each Person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities except with respect to information provided by the underwriter specifically for inclusion therein.

                  (b) Indemnification by the Holders. Each Holder agrees, severally and not jointly, to indemnify and hold harmless ECD, its directors and officers and each Person, if any, who controls ECD within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act from and against all Damages to the same extent as the foregoing indemnity from ECD to such Holder, but only to the extent such Damages arise out of or are based upon any untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) or Prospectus (or any amendment or supplement thereto) or are caused by any omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, which untrue statement or omission is based upon information relating to such Holder furnished in writing to ECD by such Holder expressly for use in any such Registration Statement (or any amendment thereto) or any such Prospectus (or any amendment or supplement thereto); provided, that such Holder shall not be obligated to provide such indemnity to the extent that such Damages result from the failure of ECD to promptly amend or take action to correct or supplement any such Registration Statement or Prospectus on the basis of corrected or supplemental information furnished in writing to ECD by such Holder expressly for such purpose. In no event shall the liability of any Holder of Registrable Securities hereunder be greater in amount than the amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Indemnification Procedures. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to either paragraph
(a) or (b) of this Section 6, such Person (the

CUSIP No. 292659109                     13D                  Page 23 of 27 Pages


"indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceedings and shall pay the fees and disbursements of such counsel relating to such proceeding. The failure of an indemnified party to notify the indemnifying party with respect to a particular proceeding shall not relieve the indemnifying party from any obligation or liability (i) which it may have pursuant to this Agreement if the indemnifying party is not materially prejudiced by such failure to so notify it or (ii) which it may otherwise have pursuant to this Agreement. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the indemnifying party fails promptly to assume the defense of such proceeding or fails to employ counsel reasonably satisfactory to such indemnified party, or
(iii) (A) the named parties to any such proceeding (including any impleaded parties) include both such indemnified party or an Affiliate of such indemnified party and any indemnifying party or an Affiliate of such indemnifying party, (B) there may be one or more defenses available to such indemnified party or any Affiliate of such indemnified party that are different from or additional to those available to any indemnifying party or any Affiliate of any indemnifying party and (C) such indemnified party shall have been advised by such counsel that there may exist a conflict of interest between or among such indemnified party or any Affiliate of such indemnified party and such indemnifying party or any Affiliate of such indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel of its choice at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, it being understood, however, that unless there exists a conflict among indemnified parties, the indemnifying parties shall not, in connection with any one such proceeding or separate but substantially similar or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of each indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is a party, and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on all claims that are the subject matter of such proceeding with no payment by such indemnified party of consideration in connection with such settlement.

                  (d) Contribution. If the indemnification from the indemnifying party provided for in this Section 6 is found, pursuant to a final judicial determination not subject to appeal, to be unavailable to an indemnified party hereunder or insufficient in respect of any Damages incurred by such indemnified party, then each indemnifying party, in lieu of indemnifying such indemnified

CUSIP No. 292659109                     13D                  Page 24 of 27 Pages


party, shall contribute to the Damages paid or payable by such indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified parties in connection with the actions or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action or omission in question, including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Damages referred to above shall be deemed to include, subject to the limitations set forth in paragraph (c) of this
Section 6, any legal or other expenses reasonably incurred by such party in connection with any investigation or proceeding.

                           The parties hereto agree that it would not be just or
equitable if contribution pursuant to this Section
6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public (less any underwriting discounts or commissions) exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no selling Holder shall be required to contribute any amount in excess of the amount by which the total net proceeds received by such selling Holder with respect to Registrable Securities sold by such selling Holder exceeds the amount of any damages which such selling Holder has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. Each Holder's obligation to contribute pursuant to this Section 6(d) is several and not joint and shall be determined by reference to the proportion that the proceeds of the offering received by such Holder bears to the total proceeds of the offering received by all the Holders. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified party at law or in equity.

                      Notwithstanding the foregoing, if indemnification is available under paragraph (a) or (b) of this Section 6, the indemnifying parties shall indemnify each indemnified party to the full extent provided in such paragraphs without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this
Section 6(d).

                  Section 7. Rule 144. ECD covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act, and the rules and regulations adopted by the Commission thereunder (or, if ECD is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales of the

CUSIP No. 292659109                     13D                  Page 25 of 27 Pages


Registrable Securities under Rules 144 and 144A under the Securities Act), and it will take such further action as any Holder may request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rules 144 and 144A under the Securities Act, as such Rules may be amended from time to time, or (b) any successor rule or similar provision or regulation hereafter adopted by the Commission. Upon the request of any Holder, ECD will deliver to such Holder a written statement as to whether it has complied with such requirements.

                  Section 8.        Miscellaneous.

                  (a) No Inconsistent Agreements. ECD represents and warrants to Canon that it has not entered into, and ECD agrees with Canon that on or after the date of this Agreement it will not enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. ECD further represents and warrants to Canon that the rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of ECD's other issued and outstanding securities under any such agreements.

                  (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless ECD has obtained the written consent of Holders of at least a majority in interest of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or consent; provided, that, no amendment, modification, supplement, waiver or consent to any departure from the provisions of Sections 5 hereof or 6 (other than any immaterial amendment, modification, supplement, waiver or consent) shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder.

                  (c) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties hereto, including, without limitation and without the need for an express assignment, subsequent Holders. If any transferee of any Holder shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

                  (d) Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                  (e) Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this

CUSIP No. 292659109                     13D                  Page 26 of 27 Pages


Agreement and the transactions contemplated hereby.

                  (f) Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law, including, and notwithstanding Section 6(g)(iii) of the Stock Purchase Agreement, the right to bring claims for special, indirect, consequential and punitive damages. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that remedies at law for violations hereof, including monetary damages, are inadequate and that the right to object in any action for specific performance or injunctive relief hereunder on the basis that a remedy at law would be adequate is waived.

                  (g) Entire Agreement. This Agreement sets forth the entire understanding among the parties relating to the subject matter hereof.

                  (h) Severability. If any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired; provided, that in such case the parties shall use their best efforts to achieve the purpose of the invalid provision.

                  (i) Governing Law. This Agreement and all actions contemplated hereby shall be governed by and construed and enforced in accordance with the laws of the State of New York, U.S.A., without regard to principles of conflicts of laws.

                  (j) Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered personally, by facsimile or by certified or registered mail, return receipt requested, as follows:

         If to Canon:               Canon Inc.
                                    30-2, Shimomaruko 3-chome
                                     Ohta-ku
                                    Tokyo 146-8501, Japan
                                    Attn:  Corporate Strategy & Development
                                      Headquarters
                                    Facsimile No.: 81-3-5482-5141

         with a copy to:            Canon U.S.A., Inc.
                                    One Canon Plaza
                                    Lake Success, New York  11042
                                    U.S.A.
                                    Attn:  Seymour Liebman, Esq.
                                    Facsimile No.:  (516) 328-5193

CUSIP No. 292659109                     13D                  Page 27 of 27 Pages


         If to ECD:                 Energy Conversion Devices, Inc.
                                    1675 West Maple Road
                                    Troy, Michigan  48084
                                    U.S.A.
                                    Attn:  President
                                    Facsimile No.:  (313) 280-1456


or to such other address as the party to receive such notice may designate by written notice to the other parties.

                  (k) Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                  CANON INC.



                                  By:  /s/  Fujio Mitarai
                                       ------------------------------------
                                       Fujio Mitarai, President & C.E.O.



                                  ENERGY CONVERSION
                                  DEVICES, INC.



                                  By:  /s/  Stanford R. Ovshinsky
                                       ------------------------------------
                                       Stanford R. Ovshinsky, President & C.E.O.